

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 13, 2018

<u>Via E-mail</u>
Glenn Kelman
Chief Executive Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, Washington 98101

> **Re: Redfin Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted July 10, 2018**
> **CIK No. 0001382821**

Dear Mr. Kelman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia G. Barros, Assistant Director, at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Charles Lee
Senior Corporate Counsel
Anthony Kappus
General Counsel